UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00461U 105

(CUSIP Number)

ALBERT CHA

VIVO CAPITAL, LLC

505 HAMILTON AVENUE, SUITE 207

PALO ALTO, CA 94301

TELEPHONE: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Vivo Ventures VII, LLC I.R.S. Identification Number of above person: 27-4484686
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,858,569 shares of Common Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,858,569 shares of Common Stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,858,569 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 13.34% (2)
14.	Type of Reporting Person (see instructions): OO

(1)	Consists of 2,797,597 shares of Common Stock held by Vivo Ventures Fund VII, L.P. and 60,972 shares of Common Stock held by Vivo Ventures VII Affiliates Fund, L.P. Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Albert Chen and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2)	This percentage set forth on the cover sheet is calculated based on 21,432,907 shares of the Issuer’s Common Stock outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2016 and filed on November 3, 2016.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends and supplements the statement on Schedule 13D, filed on October 13, 2015, as amended by Amendment No. 1 to Schedule 13D, filed on November 21, 2016 (collectively, the “Prior 13D”) by the Reporting Person, relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Aclaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 Lindenwood Drive, Suite 400, Malvern, PA 19355.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 4. Purpose of Transaction

Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. sold the respective numbers of shares of Common Stock on the respective dates, as set forth below.

Vivo Ventures Fund VII, L.P.
Date	Number of Shares Sold
February 28, 2017	195,734
March 1, 2017	97,867
March 2, 2017	122,334
Total	415,935

Vivo Ventures VII Affiliates Fund, L.P.
Date	Number of Shares Sold
February 28, 2017	4,266
March 1, 2017	2,133
March 2, 2017	2,666
Total	9,065

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover page to this Schedule 13D/A.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2017

Vivo Ventures VII, LLC

By:	/s/ Albert Cha
Albert Cha
Managing Member